
September 23, 2021

John P. Sauerland
Vice President and Chief Financial Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

      Re: The Progressive Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-09518

Dear Mr. Sauerland:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 12

1.   Disclose any material litigation risks related to climate change and the potential impact to the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.   There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

3. To the extent material, please discuss capital expenditures for climate-related projects and quantify those expenditures. We note that you provided more expansive disclosure in your CSR report regarding building infrastructure with automated energy-efficient equipment and investment in facilities, equipment, and company vehicles that are increasingly energy and fuel efficient.

4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of reinsurance.

5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

6. Quantify any material increased compliance costs related to climate change.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance